

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 4631

February 3, 2010

Mr. Brian H. McCurrie
Chief Financial Officer
Koppers Holdings Inc.
436 Seventh Avenue
Pittsburgh, PA 15219

   Re: **Koppers Holdings Inc.**
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Definitive Proxy Statement on Schedule 14A Filed April 1, 2009
      Form 10-Q for the Fiscal Quarter Ended March 31, 2009
      Form 10-Q for the Fiscal Quarter Ended June 30, 2009
      Form 10-Q for the Fiscal Quarter Ended September 30, 2009
      File No. 001-32737

      Koppers Inc.
      Form 10-K for the Fiscal Year Ended December 31, 2008
      Form 10-Q for the Fiscal Quarter Ended March 31, 2009
      Form 10-Q for the Fiscal Quarter Ended June 30, 2009
      File No. 001-12716

Dear Mr. McCurrie:

   We have completed our review of your Forms 10-K and related filings and have no further comments at this time.

   If you have any further questions regarding our review of your filings, please direct them to Dale Welcome, Staff Accountant, at (202) 551-3865 or, in his absence, to the undersigned at (202) 551-3768.

              Sincerely,

              John Hartz
              Senior Assistant Chief Accountant